Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-227855

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated November 5, 2018 (the “Prospectus”) to which it relates and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and accompanying Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1800—925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 5, 2018

New Issue	August 7, 2019

Up to US$50,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of common shares (the “Common Shares” and each Common Share being qualified hereunder, an “Offered Share”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) having an aggregate offering price of up to US$50,000,000. First Majestic has entered into an equity distribution agreement dated August 7, 2019 (the “Equity Distribution Agreement”) with BMO Capital Markets Corp. (the “Agent”) pursuant to which First Majestic may distribute Offered Shares from time to time through the Agent, as agent or as principal for the distribution of the Offered Shares, in accordance with the terms of the Equity Distribution Agreement. See “Plan of Distribution”.

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FR” and on the New York Stock Exchange (the “NYSE”) under the symbol “AG”. On August 6, 2019, the last trading day on the TSX before the date of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was C$13.12 per Common Share. On August 6, 2019, the last trading day on the NYSE before the date of this Prospectus Supplement, the closing trading price of the Common Shares on the NYSE was US$9.89 per Common Share. The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirement of the TSX. In addition, the NYSE has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance.

First Majestic is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the accompanying Prospectus are, and the experts and Agent named herein and in the Prospectus may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102- Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or any other trading market in Canada. If expressly authorized by the Company, the Agent may also sell Offered Shares in privately negotiated transactions in the United States. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agent. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

In connection with the Offering, the Company may be considered to be a “connected issuer” within the meaning of National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”) to the Agent. An affiliate of the Agent is a lender to the Company pursuant to the Revolving Facility (as defined herein). See “Plan of Distribution”.

The Company will pay the Agent a commission of up to 2.0% of the gross sales price per Offered Share sold through it as the Company’s agent under the Equity Distribution Agreement.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in the Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

Prospectus Supplement

Base Shelf Prospectus dated November 5, 2018

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not, and the Agent has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information filed with the SEC and with the securities regulatory authority in each of the provinces of Canada other than Québec that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “First Majestic” or the “Company” refer to First Majestic Silver Corp. and include each of its subsidiaries as the context requires.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles and therefore may not be comparable in all material respects to financial information prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are reported in United States dollars. In this Prospectus Supplement and the accompanying Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as ”$” or “ US$”. Canadian dollars are referred to as “C$”. The high, low, closing and average exchange rates for Canadian dollars in terms of the United States dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Six months ended June 30, 2019	Six months ended June 30, 2018	Year ended December 31, 2018	Year ended December 31, 2017
	(expressed in Canadian dollars)
High	1.3600	1.3310	1.3642	1.3743
Low	1.3087	1.2288	1.2288	1.2128
Closing	1.3087	1.3168	1.3642	1.2545
Average	1.3336	1.2781	1.2957	1.2986

On August 6, 2019, the daily average exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3253.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to statements with respect to:

•	future financings;

•	the redemption and/or conversion of the Company’s securities;

•	the Company’s business strategy;

•	future planning processes;

•	commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data;

•	anticipated development, expansion, exploration activities and production rates and mine plans and mine life;

•	the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects;

•	the timing of completion of exploration and drilling programs and preparation of technical reports;

•	viability of the Company’s projects;

•	the completion of preliminary economic assessments;

•

the ability of the Company to identify strategic opportunities for the Company’s La Guitarra Silver Mine, including the potential sale of the operations, on terms that the Company’s management consider desirable;

•	anticipated reclamation and decommissioning activities;

•

conversion of mineral resources to proven and probable mineral reserves, potential metal recovery rates, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable;

•

the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico;

•	the conduct or outcome of outstanding litigation, regulatory proceedings or other claims;

•	the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments;

•	the Company’s ability to comply with future legislation or regulations and the Company’s intent to comply with future regulatory matters;

•	future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company;

•	future payments of dividends by the Company;

•	assumptions of management;

•	maintaining relations with local communities;

•	renewing contracts related to material properties;

•	the Company’s Share Repurchase Program (as defined herein);

•	the expected use of proceeds from the sale of Offered Shares under this Prospectus Supplement;

•	maintaining relations with employees;

•	those factors identified under the caption “General Development of the Business—Risk Factors” in the Annual Information Form (as defined herein); and

•	those factors contained elsewhere in the documents incorporated by reference herein.

All statements other than statements of historical fact may be forward-looking statements. Statements concerning Proven and Probable Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”,

“estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, availability of strategic alternatives, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, results of litigation and regulatory proceedings, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described under the heading “Risk Factors” in the Annual Information Form.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus Supplement or the accompanying Prospectus, including the documents incorporated by reference herein and therein, should not be unduly relied upon. These statements speak only as of the date of this Prospectus Supplement or as of the date specified in the documents incorporated by reference in this Prospectus Supplement, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING

PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of Proven and Probable Mineral Reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See “Glossary of Certain Technical Terms” in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada other than Québec (the “Qualifying Provinces”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1800 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2, telephone (604) 688-3033, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or in the United States through the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the Qualifying Provinces, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or the accompanying Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, as further described below:

a)	the annual information form of the Company for the year ended December 31, 2018 dated March 29, 2019 (the “Annual Information Form”);

b)

the audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, together with the independent registered public accounting firm’s report thereon and the notes thereto (the “Annual Financial Statements”);

c)	the management’s discussion and analysis of the Company for the year ended December 31, 2018 (the “Annual MD&A”);

d)

the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2019 and June 30, 2018, together with the notes thereto (the “Interim Financial Statements”);

e)	the management’s discussion and analysis of the Company for the three and six months ended June 30, 2019 (the “Interim MD&A”);

f)	the management information circular of the Company dated April 16, 2019 prepared in connection with the annual meeting of shareholders of the Company held on May 23, 2019;

g)

the business acquisition report of the Company dated June 15, 2018 with respect to the acquisition by the Company of Primero Mining Corp. (“Primero”) and certain related transactions (the “Business Acquisition Report”); and

h)

material change report of the Company dated January 7, 2019 in respect of the Company entering into an equity distribution agreement dated December 27, 2018 with the Agent (the “Prior Equity Distribution Agreement”) with respect to the sale, through the Agent, of Common Shares pursuant to an “at-the-market” offering for gross proceeds to the Company of up to US$50.0 million.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus Supplement forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Company may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K. The documents described in paragraphs f), and g) above, which were furnished to the SEC as part of the Reports on Form 6-K of the Company furnished under the Exchange Act on April 16, 2019 and June 15, 2018, respectively, are hereby incorporated by reference as exhibits to the Registration Statement.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1800 – 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedar.com and www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under “Documents Incorporated by Reference”, the Equity Distribution Agreement will be filed with the SEC as part of the registration statement on Form F-10 (the “Registration Statement”) filed by the Company under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this Prospectus Supplement forms a part.

SUMMARY

This summary highlights certain information about the Company, the Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, the Company encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

First Majestic is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver production in México. As such, the Company’s business is dependent on foreign operations in México. The Company currently owns and operates six producing mines in México:

1.	the La Encantada Silver Mine in Coahuila State (“La Encantada Silver Mine” or “La Encantada”);

2.	the La Parrilla Silver Mine in Durango State (“La Parrilla Silver Mine” or “La Parrilla”);

3.	the San Martin Silver Mine in Jalisco State (“San Martin Silver Mine” or “San Martin”)(1);

4.	the Del Toro Silver Mine in Zacatecas State (“Del Toro Silver Mine” or “Del Toro”);

5.	the Santa Elena Silver/Gold Mine in Sonora State (the “Santa Elena Silver/Gold Mine” or “Santa Elena”); and

6.	the San Dimas Silver/Gold Mine in Durango State (the “San Dimas Silver/Gold Mine” or “San Dimas”).

Note:

(1) All mining and processing activities at the San Martin operation have been temporarily suspended due to a growing insecurity in the area and safety concerns for the Company’s workforce. The Company is working with authorities to secure the area in anticipation of restarting the operation, although it is not known when that might occur.

In addition, First Majestic owns the La Guitarra Silver Mine in México State (“La Guitarra Silver Mine” or “La Guitarra”). The Company halted production at La Guitarra effective August 3, 2018 due to economic considerations and the mine is now under care and maintenance. The Company is reviewing strategic options for La Guitarra, including the potential sale of the operation, in order to reallocate capital and resources to projects which management believes have better economics and internal rates of return.

The Company also owns three advanced-stage silver exploration and development projects in México: the Plomosas Silver Project in Sinaloa State, the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State, as well as a number of exploration projects in México.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Annual Information Form and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

THE OFFERING

Offered Shares	Common Shares having an aggregate offering price of up to US$50,000,000.

Manner of offering

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agent. See “Plan of Distribution”.

Use of proceeds

The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, if any, together with the Company’s current cash resources, are to develop and/or improve the Company’s existing mines and to add to the Company’s working capital. See “Use of Proceeds”.

Risk factors

See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations

Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “FR” and the NYSE under the symbol “AG”.

RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers of the Offered Shares should consider carefully the risk factors and the other information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein before purchasing the Offered Shares. An investment in the Offered Shares is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including in the Annual Information Form under the heading “General Development of the Business—Risk Factors”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.

Public Markets and Share Prices

The market price of the Offered Shares that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Offered Shares that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Offered Shares that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Offered Shares that become listed and posted for trading on a stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus Supplement and the accompanying Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

There is No Certainty Regarding the Net Proceeds to the Company

There is no certainty that US$50,000,000 will be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The Company has Broad Discretion in the Use of the Net Proceeds from the Offering and May Use Them in Ways Other than as Described Herein

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company under the Offering, if any, and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline. Because of the number and variability of factors that will determine the Company’s use of such proceeds, if any, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spend the proceeds from the Offering, if any.

RECENT DEVELOPMENTS

On March 19, 2019, the Company announced that it had renewed for a sixth time its share repurchase program (the “Share Repurchase Program”) which initially commenced in March 2013. Pursuant to the renewed Share Repurchase Program, the Company is authorized to repurchase up to 5,000,000 Common Shares during the period from March 21, 2019 until March 20, 2020, which represented 2.54% of the 196,626,046 issued and outstanding Common Shares as of March 1, 2019.

On May 24, 2019, the Company announced the voting results of its annual general meeting held on May 23, 2019, including the election of Keith Neumeyer, Douglas Penrose, Robert McCallum, Marjorie Co and David Shaw as directors of the Company, approval of the Company’s long term incentive plan, approval of the Company’s say on pay advisory vote, the re-appointment of Deloitte LLP as auditors of the Company, approval of certain amendments to the Company’s Articles to increase the quorum requirements and the ratification of amendments to the Company’s advance notice policy. In addition, the Company announced the departure of Dustin VanDoorselaere, the Company’s prior Chief Operating Officer, and the appointment of Ramon Mendoza to the role of interim Vice President of Operations, in addition to his obligations as Vice President of Technical Services. On July 15, 2019, the Company announced the appointment of Sophie Hsia as General Counsel.

On July 15, 2019, the Company announced that subsequent to the end of the second fiscal quarter of 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area and safety concerns for the Company’s workforce. The Company is working with authorities to secure the area in anticipation of restarting the operation, although it is not known when that might occur. The Company does not expect the suspension at San Martin to have a material impact on its 2019 annual consolidated production.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s cash, indebtedness and shareholders’ equity as of June 30, 2019. Other than as set out below, there has been no material change in the share and loan capital of the

Company on a consolidated basis, since June 30, 2019. This table should be read in conjunction with the Company’s Interim Financial Statements and Interim MD&A.

Description of Capital	As at June 30, 2019	As at June 30, 2019 after giving effect to the Subsequent Events(1)
Cash	$94,539,000	$100,017,000
Indebtedness	$161,123,000	$161,123,000
Number of Common shares outstanding	202,523,233	203,414,790

Shareholders’ Equity

Share Capital	$879,325,000	$887,178,000

Equity Reserves	$91,212,000	$88,837,000

Deficit	($330,166,000)	($330,166,000)

Total Shareholders’ Equity	$640,371,000	$645,849,000

Note(s):

(1) Subsequent to June 30, 2019, the Company

•	issued 845,981 Common Shares pursuant to the exercise of stock options for net proceeds of $5.5 million.

•	issued 45,576 Common Shares pursuant to settlement of RSUs (as defined herein) at prices ranging from C$10.32 to C$13.15 per Common Share.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Equity Distribution Agreement and the expenses of the distribution.

The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, if any, together with the Company’s current cash resources, are to develop and/or improve the Company’s existing mines and to add to the Company’s working capital.

PLAN OF DISTRIBUTION

The Company has entered into the Equity Distribution Agreement with the Agent, as sales agent, under which the Company may offer and sell the Offered Shares having an aggregate offering price of up to US$50,000,000 from time to time. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or on any other trading market in Canada. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agent. As a result, price may vary as between purchasers and during the period of distribution. The Agent will not engage in any transactions that stabilize the price of the Common Shares.

Under the terms of the Equity Distribution Agreement, the Company also may sell Common Shares to the Agent as principal for its own account at a price agreed upon at the time of sale. If the Company sells Common Shares to the Agent as principal, the Company will enter into a separate terms agreement with the Agent and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.

The Company will designate the maximum amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Equity Distribution Agreement, the Agent will use its reasonable efforts to sell on the Company’s behalf all of the designated Offered Shares. The Company may instruct the Agent not to sell any Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction. The Company or the Agent may suspend the offering of the Offered Shares at any time and from time to time by notifying the other party.

Each of the Company and the Agent has the right, by giving written notice as specified in the Equity Distribution Agreement, to terminate the Equity Distribution Agreement in its sole discretion at any time.

The Agent will provide to the Company written confirmation following the close of trading on the NYSE each day in which Offered Shares are sold under the Equity Distribution Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company (after transaction fees, if any, but before other expenses). The Company will report at least quarterly the number of Offered Shares sold through the Agent under the Equity Distribution Agreement, the net proceeds to the Company (before expenses) and the commissions of the Agent in connection with the sales of the Offered Shares.

The Company will pay the Agent a commission of up to 2.0% of the gross sales price per Offered Share sold through it as the Company’s agent under the Equity Distribution Agreement. The Company has agreed to reimburse the Agent for certain of its expenses.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second business day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

If the Company or the Agent has reason to believe that the Offered Shares are no longer “actively-traded securities” as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, that party will promptly notify the other and sales of Offered Shares pursuant to the Equity Distribution Agreement or any terms agreement will be suspended until in the Company and Agent’s collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The offering of Offered Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (i) the sale of all Offered Shares subject to the Equity Distribution Agreement; (ii) the termination of the Equity Distribution Agreement by the Company or by the Agent; or (iii) December 5, 2020.

In connection with the sale of the Offered Shares on the Company’s behalf, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. The Agent will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirement of the TSX. In addition, the NYSE has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

Relationship between the Company and the Agent (Conflicts of Interest)

The Agent and its affiliates have performed investment banking, lending, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. From time to time, the Agent and/or its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with the Company for which they would expect to receive customary fees and commissions.

In connection with the Offering, the Company may be considered to be a “connected issuer” (as defined in NI 33-105) to the Agent under applicable Canadian securities legislation.

Bank of Montreal (which is a “related issuer” as defined in NI 33-105 of the Agent) (the “Lender Affiliate”) is a member of a syndicate of lenders which extended to the Company a revolving term credit facility in the principal amount of US$75,000,000 (the “Revolving Facility”) pursuant to a credit agreement dated as of May 10, 2018. As of the date of this Prospectus Supplement an aggregate of approximately US$20.0 million is drawn under the Revolving Facility. The Company is in compliance with the Revolving Facility and there have been no waivers granted since execution. The financial position of the Company has not materially changed since the indebtedness was incurred. The obligations under the Revolving Facility are secured. The Company reserves the right to use certain proceeds of the Offering to reduce the indebtedness under the Revolving Facility.

The decision to distribute the Offered Shares, including the determination of the terms of the Offering, was made through arm’s length negotiations between the Company and the Agent. The Lender Affiliate did not have any involvement in such decision or determination. As a consequence of the Offering, the Agent will receive its commission and, to the extent any of the proceeds of the Offering are applied to reduce the indebtedness under the Revolving Facility, the Lender Affiliate will receive its proportionate share of the repaid indebtedness.

As a result, the Agent or Lender Affiliate may receive more than 5% of the net proceeds from the sale of the Offered Shares in the form of the repayment of such indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(B) are satisfied. The Agent and Lender Affiliate may also make investment recommendations and/or publish or express independent research views in respect of the Company’s securities or financial instruments related to the Company’s securities and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited amount of Common Shares, without par value, of which 203,414,790 are issued and outstanding as of the date hereof. There are also options outstanding to purchase up to 8,952,714 Common Shares at prices ranging from C$4.54 to C$126.01 as of the date hereof and restricted share units (each, an “RSU”) outstanding to acquire up to 127,000 Common Shares. Holders of Common Shares are entitled to one vote per Common Share at all meetings of the Company’s shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

PRIOR SALES

Common Shares

The following table sets out details of Common Shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
September 17, 2018	7.09	92,110(2)
September 21, 2018	4.80	10,000(1)
September 28, 2018	4.80	6,250(1)
October 17, 2018	6.07	11,845(1)
November 1, 2018	4.80	3,750(1)
November 13, 2018	4.80	7,500(1)
November 15, 2018	6.14	1,500(1)
November 15, 2018	4.80	3,000(1)
November 18, 2018	4.54	56,250(1)
November 18, 2018	4.80	50,000(1)
November 21, 2018	4.80	7,500(1)
November 22, 2018	6.14	1,875(1)
December 3, 2018	6.07	13,845(1)
December 5, 2018	6.07	55,380(1)
December 5, 2018	4.80	1,875(1)
December 7, 2018	6.07	55,380(1)
December 10, 2018	4.80	3,500(1)
December 12, 2018	6.07	6,613(1)
December 19, 2018	4.80	12,500(1)
December 28, 2018	6.14	7,500(1)
December 28, 2018	4.80	13,750(1)
January 7, 2019	4.80	3,800(1)
January 7, 2019	4.13	1,661(2)
January 24, 2019	4.80	7,500(1)
February 13, 2019	4.80	7,500(1)
February 19, 2019	4.80	11,250(1)
February 19, 2019	6.14	2,500(1)
February 20, 2019	4.80	6,250(1)
February 20, 2019	6.28	1,250(1)
February 22, 2019	4.80	1,000(1)

February 26, 2019	4.80	5,000(1)
February 26, 2019	6.14	5,000(1)
March 1, 2019	6.14	8,750(1)
March 1, 2019	4.80	5,000(1)
March 1, 2019	5.60	73,070(1)
March 5, 2019	5.60	15,000(1)
March 8, 2019	5.60	52,705(1)
March 18, 2019	4.80	3,750(1)
March 21, 2019	4.80	31,250(1)
March 22, 2019	4.80	8,700(1)
March 22, 2019	6.14	3,800(1)
March 25, 2019	6.14	2,500(1)
March 25, 2019	4.80	11,250(1)
March 27, 2019	4.80	22,816(1)
April 16, 2019	5.60	83,070(1)
June 5, 2019	8.54	50,000(3)
June 6, 2019	8.54	30,000(3)
June 7, 2019	6.14	1,500(1)
June 10, 2019	5.60	2,769(1)
June 12, 2019	4.80	1,250(1)
June 12, 2019	6.90	1,250(1)
June 13, 2019	4.80	1,250(1)
June 14, 2019	6.14	6,250(1)
June 20, 2019	6.14	2,500(1)
June 21, 2019	6.14	4,500(1)
June 21, 2019	9.74	10,000(3)
June 24, 2019	4.80	65,750(1)
June 24, 2019	6.14	35,125 (1)
June 24, 2019	5.60	2,769(1)
June 24, 2019	7.15	2,500(1)
June 24, 2019	9.85	10,000(3)
June 25, 2019	6.14	2,500(1)
June 26, 2019	4.80	3,750(1)
June 26, 2019	6.14	2,500(1)
July 3, 2019	4.80	23,250(1)
July 4, 2019	6.14	1,000(1)
July 9, 2019	4.80	2,500(1)
July 10, 2019	6.14	1,500(1)
July 10, 2019	5.60	1,384(1)
July 10, 2019	4.80	3,000(1)
July 11, 2019	6.14	35,000(1)
July 11, 2019	4.80	33,750(1)
July 16, 2019	6.14	10,500(1)
July 16, 2019	4.80	15,000(1)
July 16, 2019	9.01	25,000(1)
July 16, 2019	10.32	35,576(3)
July 17, 2019	6.14	41,800(1)
July 17, 2019	4.80	53,000(1)
July 17, 2019	10.77	150,000(1)
July 17, 2019	10.84	37,500(1)
July 18, 2019	9.01	56,250(1)
July 18, 2019	10.84	50,000(1)

July 19, 2019	6.14	7,811(1)
July 19, 2019	4.80	9,375(1)
July 19, 2019	12.04	37,500(1)
July 19, 2019	11.82	37,500(1)
July 22, 2019	6.14	12,500(1)
July 22, 2019	4.80	15,500(1)
July 22, 2019	10.84	10,000(1)
July 22, 2019	9.01	3,750(1)
July 23, 2019	6.14	49,611(1)
July 24, 2019	4.80	2,500(1)
July 24, 2019	6.14	5,000(1)
July 24, 2019	5.60	5,500(1)
July 24, 2019	13.15	10,000(3)
July 25, 2019	10.84	30,000(1)
July 25, 2019	9.01	5,000(1)
July 25, 2019	4.80	1,500(1)
July 25, 2019	6.14	12,500(1)
July 26, 2019	10.84	40,000(1)
July 26, 2019	9.01	10,000(1)
August 1, 2019	4.80	10,000(1)

Notes:

(1) Issued pursuant to the exercise of incentive stock options.

(2) Issued in connection with the acquisition of mineral claims.

(3) Issued pursuant to settlement of RSUs.

In addition, pursuant to the Prior Equity Distribution Agreement the Company issued an aggregate of 8,039,363 Common Shares during the period commencing January 23, 2019 and ending June 4, 2019, at prices ranging from $5.1798 to $7.0878 per Common Share, for gross aggregate proceeds of $50 million.

Options

The following table summarizes details of the stock options issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of Options Granted	Exercise Price (C$)	Expiry Date
August 22, 2018	10,000	7.18	August 22, 2028
August 24, 2018	100,000	6.84	August 24, 2028
September 1, 2018	30,000	7.26	September 1, 2028
September 4, 2018	45,000	7.26	September 4, 2028
September 14, 2018	10,000	7.22	September 14, 2028
September 18, 2018	10,000	7.40	September 18, 2028
November 27, 2018	25,000	6.45	November 27, 2028
December 1, 2018	45,000	6.38	December 1, 2028
December 1, 2018	30,000	6.28	December 1, 2028
January 2, 2019	125,180	8.18	January 2, 2024
January 2, 2019	1,181,500	8.18	January 2, 2029
January 4, 2019	550,000	8.31	January 4, 2029
January 9, 2019	25,000	8.22	January 9, 2029
January 15, 2019	10,000	7.13	January 15, 2029

February 1, 2019	10,000	8.04	February 1, 2029
February 13, 2019	7,500	7.85	February 13, 2029
April 1, 2019	30,000	8.79	April 1, 2029
May 13, 2019	50,000	7.91	May 13, 2029
May 21, 2019	50,000	7.90	May 21, 2029
June 3, 2019	100,000	8.21	June 3, 2029
June 17, 2019	75,000	8.77	June 17, 2029
July 2, 2019	100,000	10.34	July 2, 2029
July 12, 2019	30,000	10.34	July 12, 2029
July 16, 2019	10,000	10.32	July 16, 2029

Restricted Share Units

The following table summarizes details of the RSUs issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of RSUs Granted	Expiry Date
June 3, 2019	110,000	June 3, 2022
July 16, 2019	35,576	July 16, 2022
July 16, 2019	127,000	July 16, 2020

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX under the symbol “FR”. On August 6, 2019, being the last trading day on the TSX prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$13.12. The price range and trading volume of the Common Shares for each month from August 2018 to August 2019, as reported by the TSX, are set out below:

Month	High (C$)	Low (C$)	Total Volume
August 1 – 6, 2019	13.44	11.85	3,858,706
July 2019	13.63	9.66	23,483,435
June 2019	10.70	8.20	14,387,189
May 2019	8.35	7.38	10,620,283
April 2019	8.88	7.74	10,830,046
March 2019	9.64	8.15	13,881,598
February 2019	9.36	7.63	11,793,279
January 2019	8.53	6.67	15,363,437
December 2018	8.25	6.34	12,906,008
November 2018	7.85	6.12	15,386,526
October 2018	8.50	7.12	15,978,414
September 2018	7.70	6.65	12,558,388
August 2018	8.72	6.60	17,250,478

The Common Shares are listed on the NYSE in the United States under the symbol “AG”. On August 6, 2019, being the last trading day on the NYSE prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was US$9.89. The price range and trading volume of the Common Shares for each month from August 2018 to August 2019, as reported by the NYSE, are set out below:

Month	High (US$)	Low (US$)	Total Volume
August 1 – 6, 2019	10.39	8.96	6,177,115
July 2019	10.39	7.36	24,515,339
June 2019	8.13	6.12	17,401,344
May 2019	6.24	5.49	12,966,436
April 2019	6.66	5.78	10,415,905
March 2019	7.19	6.12	16,701,103
February 2019	7.08	5.81	13,459,160
January 2019	6.37	5.02	14,241,998
December 2018	6.08	4.80	14,463,138
November 2018	6.00	4.59	13,245,463
October 2018	6.49	5.43	13,987,958
September 2018	5.96	5.05	11,987,155
August 2018	6.73	5.01	15,168,381

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The

Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Information regarding certain experts is contained in the Prospectus under “Interests of Experts” and remains current to the date hereof.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Bennett Jones LLP, Vancouver, B.C., as to Canadian legal matters, and Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, WA, as to United States legal matters. As of the date hereof, the partners and associates of Bennett Jones LLP own, directly or indirectly, less than 1% of the Common Shares and the partners and associates of Dorsey & Whitney LLP own, directly or indirectly, less than 1% of the Common Shares. In addition, certain legal matters in connection with the Offering will be passed upon for the Agent by Blake, Cassels & Graydon LLP, Vancouver, B.C., as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, NY, as to United States legal matters.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of British Columbia and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” in the Prospectus are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Offered Shares under the Registration Statement.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, of 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia. Computershare, Inc. acts as co-transfer agent for the Common Shares in the United States and has its principal office in Canton, Massachusetts.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to certain of its securities, including the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC’s website at www.sec.gov.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than Québec (the “Qualifying Provinces”) that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 5, 2018

US$300,000,000

Common Shares

Subscription Receipts

Units

Warrants

This short form base shelf prospectus (the “Prospectus”) relates to the offer and sale by First Majestic Silver Corp. (“First Majestic”, the “Company”, “we” or “us”) from time to time of common shares (the “Common Shares”), subscription receipts (the “Subscription Receipts”), warrants to purchase other Securities (as defined herein) (the “Warrants”) and units (the “Units”) comprised of one or more of any of the other securities or any combination of such securities (all of the foregoing, collectively, the “Securities”) or any combination thereof in one or more series or issuances up to an aggregate total offering price of US$300,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) during the 25-month period that this Prospectus, including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

First Majestic is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares; (ii) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other terms specific to the Warrants being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other terms specific to the Subscription Receipts; and (iv) in the case of Units, the number of Units being offered, the offering price and the number and terms of the Securities comprising the Units. See “Plan of Distribution”. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All applicable shelf information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

The Company may offer and sell Securities to, or through, underwriters, dealers or agents and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions under applicable securities laws. See “Plan of Distribution”. The Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company, if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified Security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter, dealer or agent involved in an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allotment position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FR” and are listed on the New York Stock Exchange (the “NYSE”) under the symbol “AG”. On November 2, 2018, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$7.77 and on the NYSE was US$5.92.

Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus, in documents incorporated by reference in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Company’s head office is located at 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, and its registered office is located at 2600 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1.

Keith Neumeyer, the President, Chief Executive Officer and a director of the Company, resides outside of Canada and has appointed Bennett Jones LLP at 2600 - 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with different information. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Information contained on the Company’s website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

References to “First Majestic”, “the Company”, “we” or “us” include direct and indirect subsidiaries of First Majestic, where applicable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to statements with respect to:

•	future financings;

•	the redemption of the Company’s securities;

•	statements with respect to the Company’s business strategy;

•	future planning processes;

•	the business of Primero Mining Corp. (“Primero”) including matters relating to certain existing litigation, tax and regulatory matters and the resolution thereof;

•	commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data,

•	anticipated development, expansion, exploration activities and production rates and mine plans and mine life;

•	the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects;

•	the timing of completion of exploration programs and preparation of technical reports;

•	viability of the Company’s projects;

•

the ability of the Company to identify strategic opportunities for the Company’s La Guitarra Silver Mine, including the potential sale of the operations, on terms that the Company’s management consider desirable;

•	anticipated reclamation and decommissioning activities;

•

conversion of mineral resources to proven and probable mineral reserves, potential metal recovery rates, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable;

•

statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico;

•	the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments;

•	the Company’s ability to comply with future legislation or regulations, the Company’s intent to comply with future regulatory matters;

•	future regulatory trends, future market conditions, future staffing levels and needs, assessment of future opportunities of the Company;

•	future payments of dividends by the Company;

•	assumptions of management, maintaining relations with local communities;

•	renewing contracts related to material properties;

•	the Company’s share repurchase program;

•	maintaining relations with employees; and

•

those factors identified under the caption “Description of the Business—Risk Factors” in the Annual Information Form (as defined herein) and those contained elsewhere in the documents incorporated by reference herein.

All statements other than statements of historical fact may be forward-looking statements. Statements concerning Proven and Probable Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, availability of strategic alternatives, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, results of litigation, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described under the heading “Risk Factors” in the Annual Information Form.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Prospectus should not be unduly relied upon. These statements speak only as of the date of this Prospectus or as of the date specified in the documents incorporated by reference into this Prospectus, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING

PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of Proven and Probable Reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See “Glossary of Certain Technical Terms” in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars. In this Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as”$” or “US$”. Canadian dollars are referred to as “C$”. The high, low and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows

		Year ended December 31 (C$)
	June 30, 2018	2017	2016	2015
High	1.3310	1.3743	1.4589	1.3990
Low	1.2288	1.2128	1.2544	1.1728
Closing	1.3168	1.2545	1.3427	1.3840

On November 2, 2018, the exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3105.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada other than Québec (the “Qualifying Provinces”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at its head office at 1800 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2, telephone (604) 688-3033, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the Qualifying Provinces, are specifically incorporated by reference into, and form an integral part of, this Prospectus provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or a Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in the Prospectus or a Prospectus Supplement, as further described below:

(a)	the annual information form of the Company for the year ended December 31, 2017 dated March 29, 2018 (the “Annual Information Form”);

(b)

the sections of the annual information form of Primero for the year ended December 31, 2017 dated March 28, 2018 (the “Primero Annual Information Form”) headed “Mineral Reserves and Mineral Resources”, “Mining Activities – San Dimas Mine” (except for the information included under the sub-headings “Amended and Restated Silver Purchase Agreement” and “Discontinued Operations”) and “Schedule “B” Material Mineral Projects – San Dimas” (insofar as the information contained in such sections relates to the San Dimas Silver/Gold Mine);

(c)

the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, together with the independent registered public accounting firm’s report thereon and the notes thereto (the “Annual Financial Statements”);

(d)	the management’s discussion and analysis of the Company for the year ended December 31, 2017;

(e)

the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2018 and June 30, 2017, together with the notes thereto (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of the Company for the three months ended June 30, 2018 (the “Interim MD&A”);

(g)	material change report of the Company dated January 11, 2018 in respect of the updated technical reports on the Company’s Del Toro, La Parrilla and San Martin mining operations;

(h)

material change report of the Company dated January 12, 2018 in respect of the Company entering into a definitive arrangement agreement with Primero, pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Primero pursuant to a plan of arrangement;

(i)

material change report of the Company dated February 2, 2018 in respect of the Company announcing, pricing and closing its private placement of $150,000,000 aggregate principal amount of unsecured convertible senior notes due 2023;

(j)

material change report of the Company dated February 15, 2018 in respect of the Company announcing the issuance of $6,500,000 aggregate principal amount of unsecured convertible senior notes due 2023 pursuant to the exercise in part of the over-allotment option granted to the initial purchasers of such notes;

(k)

material change report of the Company dated May 17, 2018 in respect of the Company (i) completing its previously announced plan of arrangement with Primero, (ii) announcing the termination of the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. (“WPM”) and Wheaton Precious Metals International Ltd. (“WPMI”) and entering into a new precious metals purchase agreement with WPMI and FM Metal Trading (Barbados) Inc., a wholly owned subsidiary of the Company, with respect to the San Dimas Silver/Gold Mine, and (iii) announcing the entering into of an amended and restated credit agreement with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, each as lenders, pursuant to which the lenders agreed to provide the Company with a US$75 million senior secured revolving term credit facility;

(l)	the business acquisition report of the Company dated June 15, 2018 with respect to the acquisition by the Company of Primero and certain related transactions; and

(m)	the management information circular of the Company dated April 2, 2018 prepared in connection with the annual meeting of shareholders of the Company held on May 24, 2018.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 -Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Company may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus; rather only such statement as modified or superseded shall be considered to constitute part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws except in cases where an exemption from such delivery has been obtained and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual audited consolidated financial statements and management’s discussion and analysis being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the term of this Prospectus: (i) the previous annual information form, the previous annual audited consolidated financial statements and related management’s discussion and analysis; (ii) all interim financial statements and related management’s discussion and analysis, all material change reports and all business acquisition reports filed by the Company prior to the commencement of the Company’s financial year in respect of which the new annual information form is filed; and (iii) any business acquisition report for acquisitions completed since the beginning of the financial year in respect of which the new annual information form is filed (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business or related businesses operations are incorporated into the Company’s current annual audited consolidated financial statements) shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management’s discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, he or she should not rely on it.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Deloitte LLP; (3) the consent of KPMG LLP; (4) powers of attorney from certain of the Company’s directors and officers; and (5) the consents of the “qualified persons” referred to in this Prospectus under “Interests of Experts”. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC’s website at www.sec.gov. Reports and other information filed by the Company with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

THE COMPANY

First Majestic is in the business of the production, development, exploration and acquisition of mineral properties with a focus on growing silver production in México. As such, the Company’s business is dependent on foreign operations in México. The Company currently owns and operates six producing mines in México:

1.	the La Encantada Silver Mine in Coahuila State (“La Encantada Silver Mine” or “La Encantada”);
2.	the La Parrilla Silver Mine in Durango State (“La Parrilla Silver Mine” or “La Parrilla”);
3.	the San Martin Silver Mine in Jalisco State (“San Martin Silver Mine” or “San Martin”);
4.	the Del Toro Silver Mine in Zacatecas State (“Del Toro Silver Mine” or “Del Toro”);
5.	the Santa Elena Silver/Gold Mine in Sonora State (the “Santa Elena Silver/Gold Mine” or “Santa Elena”); and
6.	the San Dimas Silver/Gold Mine in Durango State (the “San Dimas Silver/Gold Mine” or “San Dimas”).

In addition, First Majestic owns the La Guitarra Silver Mine in México State (“La Guitarra Silver Mine” or “La Guitarra”). The Company halted production at La Guitarra effective August 3, 2018 due to economic reasons and the mine is now under care and maintenance. The Company is reviewing strategic options for La Guitarra, including the potential sale of the operation, in order to reallocate capital and resources to projects which management believes have better economics and internal rates of return.

The Company also owns three advanced-stage silver exploration and development projects in México: the Plomosas Silver Project in Sinaloa State, the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State, as well as a number of exploration projects in México.

The Mineral Resources and Reserves reported in this Prospectus and the documents incorporated by reference herein represent the most up to date revisions completed for the Company’s operations and properties. Investors are cautioned against relying on such Mineral Resource and Reserve estimates since these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information that may not be representative of the mineral deposits.

Recent Developments

On January 29, 2018, the Company announced the closing of its offering of $150 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Initial Notes”). The initial conversion rate for the Initial Notes is 104.3297 Common Shares per $1,000 principal amount of Initial Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

On February 15, 2018, the Company announced the issuance of an additional $6.5 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Over-Allotment Notes”) pursuant to the exercise in part of the over-allotment option granted to the initial purchasers of the Initial Notes. The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 104.3297 Common Shares per $1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

The Initial Notes and Over-Allotment Notes are governed by an indenture (the “Note Indenture”) entered into between the Company and Computershare Trust Company, N.A. on January 29, 2018. A copy of the Note Indenture is available under the Company’s profile on SEDAR at www.sedar.com.

On May 10, 2018 the Company announced the completion of its previously announced plan of arrangement with Primero (the “Arrangement”). The Company entered into an arrangement agreement with Primero on January 12, 2018 (the “Arrangement Agreement”) pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Primero (each, a “Primero Share”) in exchange for 0.03325 of a Common Share per Primero Share. The Company issued an aggregate of 6,418,594 Common Shares in exchange for all of the issued and outstanding Primero Shares. Primero is a mining company whose primary asset is the San Dimas Silver/Gold Mine. Upon closing of the Arrangement, Primero became a wholly-owned subsidiary of the Company and the former Primero shareholders became shareholders of the Company.

On May 10, 2018 and in connection with the Arrangement, the Company terminated the pre-existing silver purchase agreement (the “Prior San Dimas Stream Agreement”) with WPM and WPMI relating to production from the San Dimas Silver/Gold Mine and concurrently entered into a new precious metal purchase agreement (the “New San Dimas Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of the Company. Pursuant to the New San Dimas Stream Agreement, WPMI is entitled to receive 25% of the gold production and 25% of the silver production converted to gold equivalent at a fixed exchange ratio of 70:1 at San Dimas in exchange for ongoing payments by WPMI equal to the lesser of (i) US$600 (subject to an annual inflation adjustment) and (ii) the prevailing market price, for each gold ounce delivered to an offtaker under the agreement. As part of the termination of the Prior San Dimas Stream Agreement, the Company issued to WPMI 20,914,590 Common Shares.

On May 10, 2018 the Company entered into an amended and restated credit agreement (the “Credit Agreement”) with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, each as lenders (the “Lenders”). Pursuant to the Credit Agreement, the Lenders agreed, among other things, to provide First Majestic with a US$75 million senior secured revolving term credit facility (the “New Credit Facility”). The Company had a previously existing credit agreement with Scotia Bank and Investec Bank PLC, as lenders, which was entered into on February 8, 2016 in connection with a senior secured credit facility, consisting of a US$25 million revolving credit line and a US$35 million term loan (the “Prior Credit Facility”). The New Credit Facility replaced the Prior Credit Facility and the prior credit facility of Primero.

Following completion of the Arrangement the Company arranged for the payment in full of Primero’s outstanding debentures in the aggregate principal amount of US$75 million. The debentures matured on May 11, 2018.

On July 16, 2018 the Company announced its intention to place La Guitarra under care and maintenance which became effective on August 3, 2018. The Company is reviewing strategic options, including the potential sale of the operation, in order to reallocate capital and resources to projects with better economics and internal rates of return such as the newly acquired San Dimas operation

For a further description of the business of the Company, see the sections entitled “General Development of the Business” and “Description of Business” in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s cash, indebtedness and shareholders’ equity as of June 30, 2018. Other than as set out below, there has been no material change in the share and loan capital of the Company on a consolidated basis, since June 30, 2018. This table should be read in conjunction with the Company’s Interim Financial Statements and Interim MD&A.

Description of Capital	As at June 30, 2018	As at June 30, 2018 after giving effect to the Subsequent Events(1)

Cash	$109,228,000	$109,950,000

Indebtedness	$154,157,000	$154,157,000

Number of Common shares outstanding	193,384,803	193,575,367

Shareholders’ Equity

Share Capital	$825,109,000	$825,526,000

Contributed Surplus	$85,020,000	$84,825,000

Accumulated other comprehensive loss	-	-

Deficit	($162,519,000)	($162,519,000)

Total Shareholders’ Equity	$747,610,000	$748,832,000

Note:

(1)	Subsequent to June 30, 2018, the Company

•	issued an aggregate of 213,540 Common Shares pursuant to the exercise of 213,540 incentive stock options at exercise prices ranging from C$4.80 to C$6.90 per Common Share;

•	issued 92,110 Common Shares on September 17, 2018 in connection with the acquisition of mineral claims;

•	repurchased and cancelled 9,358 Common Shares in connection with its delisting from the Mexican Stock Exchange (Bolsa Mexicana de Valores);

•	cancelled 105,728 Common Shares on October 1, 2018 pursuant to the terms of the plan of arrangement dated July 26, 2015 in connection with the acquisition of Silvercrest Mines Inc.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Unless otherwise specified in a Prospectus Supplement, among other potential uses, the Company may use the net proceeds for general working capital purposes, for expansion of existing operations, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. More detailed information regarding the use of proceeds and the amount of net proceeds to be used for any such purposes will be set forth in any applicable Prospectus Supplement. The Company may invest net proceeds which it does not immediately use. Such investments may include short-term marketable investment grade securities. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Company may issue and sell Securities with an aggregate total offering price of up to US$300,000,000 (or the equivalent thereof in Canadian dollars or any other currencies).

The Company may sell the Securities, separately or together, to or through underwriters, dealers or agents, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities. Any initial offering price and discounts, concessions or commissions allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution of the applicable Securities. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an “at the market distribution”, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The Company is authorized to issue an unlimited amount of Common Shares, without par value, of which 193,575,367 are issued and outstanding as of the date hereof. There are also options outstanding to purchase up to 10,048,488 Common Shares at prices ranging from C$4.54 to C$222.55 as of the date hereof. Holders of Common Shares are entitled to one vote per Common Share at all meetings of the Company’s shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

Subscription Receipts

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by the Escrow Agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). If underwriters, dealers or agents are used in the sale of any Subscription Receipts, one or more of such underwriters, dealers or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter, dealer or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions and with the SEC after the Company has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of the Subscription Receipts being offered;

•	the price at which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by the holders of the Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•	the identity of the Escrow Agent;

•

the conditions (the “Release Conditions”) that must be met in order for holders of the Subscription Receipts to receive, for no additional consideration, Common Shares, Warrants, Units or any combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of the Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of the Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of the Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•

the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters, dealers or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters, dealers or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of the Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of the Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, as registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or Units, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company will apply to list the Subscription Receipts on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or a combination thereof on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters, dealers or agents, a portion of the Escrowed Funds may be released to such underwriters, dealers or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of votes of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security composing such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included Security comprising part of such Unit). The Units may be offered separately or together with other Securities, as the case may be.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of Units;

•	the price at which the Units will be offered;

•	the designation and terms of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units will be issued in fully registered or global form;

•	whether the Company will apply to list the Units on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and

•	any other material terms and conditions of the Units.

Warrants

The following description sets forth certain general terms and provisions of Warrants that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be. Warrants may be issued at various times under one or more warrant agreements or warrant indentures to be entered into by the Company and one or more banks or trust companies acting as warrant agent.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture, if any. You should refer to the warrant indenture, if any, relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture, if any, relating to an offering or Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and with the SEC after the Company has entered into it.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the designation, number and terms of the Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire, including any “early termination” provisions;

•	the exercise price of the Warrants;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•

provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares or Units, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company will apply to list the Warrants on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities underlying the Warrants. The Company may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is subject to United States federal taxation. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus:

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
November 9, 2017	4.80	7,500(1)
November 20, 2017	4.80	10,000(1)
November 20, 2017	6.14	5,000(1)
November 21, 2017	4.80	10,000(1)
November 22, 2017	4.80	5,000(1)
December 13, 2017	8.00	50,000(1)
December 13, 2017	4.80	10,000(1)
December 13, 2017	6.14	2,500(1)
December 14, 2017	4.80	3,750(1)
December 15, 2017	4.80	1,875(1)
December 18, 2017	4.80	3,750(1)
December 18, 2017	6.14	2,500(1)
December 20, 2017	4.80	13,125(1)
December 21, 2017	4.80	1,000(1)
December 21, 2017	6.14	2,500(1)
January 2, 2018	6.07	96,915(1)
January 16, 2018	4.80	3,750(1)
January 17, 2018	4.80	13,750(1)
January 17, 2018	6.14	1,875(1)
January 18, 2018	4.80	1,875(1)
January 19, 2018	4.80	3,750(1)
January 22, 2018	4.80	1,875(1)
January 24, 2018	4.80	1,900(1)
January 24, 2018	6.14	1,300(1)
February 1, 2018	4.80	1,875(1)
February 26, 2018	4.80	3,750(1)
February 26, 2018	6.14	1,250(1)
March 21, 2018	4.80	1,875(1)
March 23, 2018	4.80	6,250(1)
March 23, 2018	6.14	6,250(1)
March 23, 2018	6.28	1,250(1)
April 3, 2018	6.14	3,750(1)
April 3, 2018	4.80	3,750(1)
April 17, 2018	4.80	7,500(1)
April 18, 2018	4.80	1,875(1)
April 20, 2018	4.80	1,875(1)
April 20, 2018	6.14	5,000(1)
April 25, 2018	4.80	1,250(1)
April 26, 2018	4.80	1,900(1)
May 4, 2018	4.80	1,875(1)
May 7, 2018	4.80	3,750(1)
May 7, 2018	6.14	1,500(1)
May 10, 2018	6.84	6,418,594(2)

May 10, 2018	6.84	20,914,590(3)
May 14, 2018	4.80	15,000(1)
May 18, 2018	4.80	2,850(1)
May 22, 2018	4.80	1,250(1)
June 1, 2018	4.80	9,250(1)
June 1, 2018	6.28	2,500(1)
June 6, 2018	4.80	2,500(1)
June 13, 2018	4.80	6,250(1)
June 13, 2018	6.14	6,250(1)
June 14, 2018	4.80	95,625(1)
June 14, 2018	6.14	31,250(1)
June 27, 2018	4.80	101,875(1)
June 28, 2018	4.80	3,075(1)
June 28, 2018	6.14	1,250(1)
July 3, 2018	4.80	22,000(1)
July 3, 2018	6.14	1,250(1)
July 3, 2018	6.90	1,875(1)
July 3, 2018	5.60	83,070(1)
July 4, 2018	4.80	33,125(1)
July 4, 2018	6.14	1,250(1)
July 5, 2018	6.90	1,250(1)
July 5, 2018	4.80	10,000(1)
July 5, 2018	6.14	3,125(1)
July 6, 2018	4.80	8,250(1)
July 9, 2018	4.80	4,625(1)
July 11, 2018	4.80	5,000(1)
July 20, 2018	4.80	1,875(1)
July 30, 2018	4.80	5,000(1)
September 17, 2018	7.09	92,110(4)
September 21, 2018	4.80	10,000(1)
September 28, 2018	4.80	6,250(1)
October 17, 2018	6.07	11,845(1)
November 1, 2018	4.80	3,750(1)

Notes:

(1) Issued pursuant to the exercise of incentive stock options.

(2) Issued at a deemed price of $6.84 pursuant to the Arrangement.

(3) Issued at a deemed price of $6.84 pursuant to the termination of the Prior San Dimas Stream Agreement.

(4) Issued in connection with the acquisition of mineral claims.

Options

The following table summarizes details of the stock options issued by the Company during the 12-month period prior to the date of this Prospectus:

Date of Grant	Number of Options Granted	Exercise Price (C$)	Expiry Date
November 20, 2017	50,000	8.65	November 20, 2027
January 2, 2018	1,710,000	9.01	January 2, 2028
January 2, 2018	115,888	9.01	January 2, 2023
March 5, 2018	10,000	7.15	March 5, 2028
May 10, 2018(1)	20,540	222.55	February 18, 2019
May 10, 2018(1)	1,955	239.09	March 28, 2019
May 10, 2018(1)	5,320	81.20	July 9, 2019
May 10, 2018(1)	5,478	123.60	November 10, 2019
May 10, 2018(1)	51,220	126.01	February 17, 2020
May 10, 2018(1)	65,407	88.72	February 23, 2021
May 10, 2018(1)	11,568	40.90	November 21, 2021
May 10, 2018(1)	60,420	22.55	March 24, 2022
June 4, 2018	30,000	9.25	June 4, 2028
June 13, 2018	20,000	9.97	June 13, 2028
June 18, 2018	25,000	9.82	June 18, 2028
June 25, 2018	100,000	10.17	June 25, 2028
July 31, 2018	15,000	8.48	July 31, 2028
August 22, 2018	10,000	7.18	August 22, 2028
August 24, 2018	100,000	6.84	August 24, 2028
September 1, 2018	30,000	7.26	September 1, 2028
September 4, 2018	45,000	7.26	September 4, 2028
September 14, 2018	10,000	7.22	September 14, 2028
September 18, 2018	10,000	7.40	September 18, 2028

Notes:

(1) Issued incentive stock options to the holders of outstanding Primero incentive stock options as of May 10, 2018, at exercise prices adjusted by the exchange rate of 0.03325 of a Common Share for each Primero common share (the “Exchange Ratio”).

Warrants

After the effective time of the Arrangement, all outstanding common share purchase warrants of Primero became exercisable to acquire Common Shares of the Company at exercise prices adjusted by the Exchange Ratio. The following table summarizes details of such common share purchase warrants:

Date of Grant	Number of Warrants	Exercise Price (C$)	Expiry Date
May 10, 2018	366,124(1)	100.75	June 25, 2018

Other

On January 29, 2018, the Company announced the closing of its offering of $150 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Initial Notes”). The Initial Notes are convertible into Common Shares at an initial conversion rate of 104.3297 Common Shares per $1,000 principal amount of Initial Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

On February 15, 2018, the Company announced the issuance of $6.5 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Over-Allotment Notes”) pursuant to the exercise in part of the over-allotment option granted to the initial purchasers of the Initial Notes. The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 104.3297 Common Shares per $1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

The Initial Notes and Over-Allotment Notes are governed by the Note Indenture entered into between the Company and Computershare Trust Company, N.A. on January 29, 2018. A copy of the Note Indenture is available under the Company’s profile on SEDAR at www.sedar.com.

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX under the symbol “FR”. On November 2, 2018, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$7.77. The price range and trading volume of the Common Shares for each month from October 2017 to November 2, 2018, as reported by the TSX, are set out below:

Month	High (C$)	Low (C$)	Total Volume
November 1-2, 2018	7.77	7.41	1,623,588
October 2018	8.50	7.12	15,978,414
September 2018	7.70	6.65	12,558,388
August 2018	8.72	6.60	17,250,478
July 2018	11.09	8.32	11,514,104
June 2018	10.44	9.05	10,857,887
May 2018	9.65	8.18	13,489,352
April 2018	8.87	7.68	13,766,160
March 2018	8.38	6.54	15,355,744
February 2018	7.69	6.24	16,447,937
January 2018	9.31	7.15	22,952,578
December 2017	10.06	8.04	15,562,669
November 2017	9.20	8.20	12,735,999
October 2017	9.48	8.40	10,037,661

The Common Shares are listed on the NYSE in the United States under the symbol “AG”. On November 2, 2018, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the NYSE was US$5.92. The price range and trading volume of the Common Shares for each month from October 2017 to November 2, 2018, as reported by the NYSE, are set out below:

Month	High (US$)	Low (US$)	Total Volume
November 1-2, 2018	5.93	5.68	1,285,426
October 2018	6.49	5.43	13,987,958
September 2018	5.96	5.05	11,987,155
August 2018	6.725	5.01	15,168,381
July 2018	8.48	6.325	14,474,994
June 2018	7.97	6.98	12,609,924
May 2018	7.48	6.36	12,544,304
April 2018	6.99	6.02	12,123,182
March 2018	6.51	5.09	15,506,649
February 2018	6.22	4.93	18,887,033
January 2018	7.50	5.805	23,928,826
December 2017	7.835	6.25	13,286,374
November 2017	7.22	6.42	11,983,886
October 2017	7.58	6.50	48,977,885

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX in Canada under the symbol “FR” and are listed on the NYSE in the United States under the symbol “AG”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained in and incorporated by reference into this Prospectus and any applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus, including in the Company’s most recent annual information form under the heading “Description of Business - Risk Factors”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

There is no public market for the Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of such Securities on any securities exchange. If the Warrants, Subscription Receipts or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Warrants, Subscription Receipts or Units or that a trading market for these securities will develop.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Common Shares or any other Securities offered hereunder that become listed and posted for trading on a stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any Securities issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for Securities issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

The Company has Broad Discretion in the Use of the Net Proceeds from this Offering

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

INTERESTS OF EXPERTS

Deloitte LLP, an Independent Registered Public Accounting Firm, is the auditor of First Majestic and is independent of First Majestic within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board (U.S.) and the securities laws and regulations administered by the SEC.

The qualified persons (as defined by NI 43-101) who prepared or certified a technical report referenced in this Prospectus or in documents incorporated by reference herein are: Stephen Taylor, P. Eng., Dominic Chartier, P. Geo. and Daniel Sepulveda, SME-RM of SRK Consulting (Canada) Inc., Sebastien Bernier, P. Geo. and David Maarse, P. Eng., then of SRK Consulting (Canada) Inc., Peter Oshust, P. Geo. and Gregory Kenneth Kulla,

P. Geo., then of Amec Foster Wheeler Americas Limited, Andrew Hamilton, P. Geo., as an independent consultant to the Company, Phillip J. Spurgeon, P. Geo., then as an independent consultant to the Company, J. Morton Shannon, P. Geo., of AMC Mining Consultants (Canada) Ltd., Rodney Webster, M.AIG of AMC Consultants Pty Ltd., Gabriel Voicu, P.Geo., then of Primero, and Maria E. Vazquez Jaimes, P. Geo., Jesus M. Velador Beltran, MMSA QP, and Ramon Mendoza Reyes, P. Eng. Dave Laudrum, P. Geo., and Patrick McCann, P. Eng., then of Primero, prepared certain scientific or technical information contained in the Primero Annual Information Form. Mr. Ramon Mendoza Reyes, P. Eng., has approved the scientific and technical disclosure contained in this Prospectus and the documents incorporated by reference herein. Each of Ms. Vazquez Jaimes, Mr. Velador Beltran, Mr. Mendoza Reyes, Mr. Spurgeon and Mr. Kulla are employees of the Company. Each of Ms. Vazquez Jaimes, Mr. Velador Beltran, Mr. Mendoza Reyes, Mr. Spurgeon and Mr. Kulla hold Common Shares and/or stock options of the Company which represent less than 1% of the outstanding shares of the Company. To management’s knowledge, no other such person has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Company by Bennett Jones LLP, Vancouver, B.C., as to Canadian legal matters, and Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, Washington, as to United States legal matters. As of the date hereof, the partners and associates of Bennett Jones LLP own, directly or indirectly, less than 1% of the Common Shares and the partners and associates of Dorsey & Whitney LLP own, directly or indirectly, less than 1% of the Common Shares. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

Keith Neumeyer, a director of the Company, resides outside of Canada. Mr. Neumeyer has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Keith Neumeyer	Bennett Jones LLP 2600 Oceanic Plaza 1066 West Hastings Street Vancouver, British Columbia V6E 3X1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of British Columbia and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Subscription Receipts and Warrants if offered separately without any other Securities, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Up to $50,000,000 of

FIRST MAJESTIC SILVER CORP.

Common Shares

PROSPECTUS SUPPLEMENT

BMO Capital Markets Corp.

August 7, 2019